PE 4-1-02

02030757

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Globe Telecom Inc.
(Exact name of Registrant as specified in its Charter)

2/F Globe Telecom Plaza
Pioneer Corner Madison Street
1552 Mandaluyong City
Philippines
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.

This report on Form 6-K contains issuer's filings with the Philippine Stock Exchange and the Philippine Securities and Exchange Commission dated April 1, 2002

GLOBE TELECOM

SALOMON SMITH BARNEY
A member of citigroup

Not to be released in or into the United States

GLOBE TELECOM LAUNCHES US$200 MILLION 9.750% SENIOR NOTES DUE 2012

Manila, March 28, 2002 - Globe Telecom, Inc. ("Globe"), a leading provider of wireless communications services in the Philippines, announced today the successful launch of US$200 million Senior Notes due 2012, which are non-callable for the first five years.

The notes priced at par with a spread of 442 bps over 10-year U.S. Treasuries to yield 9.750%. The offering was extremely well received by investors. Due to the strong investor demand, the transaction was upsized from the originally proposed US$175 million offering.

Mr. Gerardo Ablaza, Jr., President and CEO of Globe Telecom, expressed satisfaction and stated, "We are delighted with the success of this transaction. The offering enables Globe to lock-in long term financing in an attractive interest rate environment." He added, "We are the first corporate in the Philippines to successfully launch a globally marketed public debt offering in the last 24 months."

Mr. Stephen Roberts, Managing Director and Head of Fixed Income Asia Pacific at Salomon Smith Barney, echoed these sentiments, "We are extremely pleased to bring Globe back to the international debt capital markets with this offering. Due to strong global investor interest for Globe, the notes were priced with a yield of approximately 50 bps over the Republic of the Philippines 9.375% Senior Notes due 2017 puttable in 2012, the most relevant Philippines benchmark."

The notes received a rating of "BB" with a stable outlook from Standard & Poor's and a rating of "Ba3" with a positive outlook from Moody's Investors Service. Application has been made to list the notes on the Luxembourg Stock Exchange.

The proceeds of the offering will be used to fund Globe's capital expenditure program, primarily related to the expansion and improvement of the wireless network and working capital needs.

Salomon Smith Barney was the sole bookrunner and lead manager for this transaction with Deutsche Banc Alex. Brown and HSBC acting as co-managers.

This press release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration, and any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from Globe that contains detailed information about the company and its management as well as its financial statements.

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Salomon Smith Barney is a global, full-service investment banking and securities brokerage firm. With equity capital of US$9.3 billion and over 35,000 employees worldwide, Salomon Smith Barney operates 514 offices in 29 countries and territories around the world. In Asia Pacific, it has about 2000 financial experts in 18 cities. The firm is a global and regional powerhouse in investment banking, equity research and fixed income. Salomon Smith Barney is a subsidiary of Citigroup.

Citigroup's Global Corporate and Investment Bank brings together Citibank, the world's most global corporate bank, and Salomon Smith Barney, a leading global investment bank and securities brokerage firm. Together they provide complete financial solutions to corporations, governments, institutions and individuals in 100 countries. Award-winning businesses include corporate and investment banking services, investment advice, financial planning and commercial insurance products.

Citigroup (NYSE: C), the preeminent global financial services company with some 200 million customer accounts in more than 100 countries, provides consumers, corporations, governments and institutions with a broad range of financial products and services, including consumer banking and credit, corporate and investment banking, insurance, securities brokerage, and asset management. Major brand names under Citigroup's trademark red umbrella include Citibank, CitiFinancial, Primerica, Salomon Smith Barney, Banamex, and Travelers. Additional information may be found at: www.citigroup.com.

For more information please contact:

Mei Zhang, Salomon Smith Barney, Tel: (852) 2501-2374, Fax: (852) 2501-8159
Rizza Maniego-Eala, Globe Telecom, Tel. (632) 730-2982, Fax: (632) 739-0072

Pursuant to the requirements of the Revised Securities Act, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GLOBE TELECOM, INC.

....

Registrant

Ma. CARIDAD D. GONZALES
Vice President, Legal Services
Corporate and Regulatory Affairs

1 April 2002

Date ....

....

Signature and Title*

* Print name and title of the signing officer under the signature.

GLOBE TELECOM

OSCAR L. GOMEZ

CM020
GLOBE TELECOM

19 March 2002

SECURITIES AND EXCHANGE COMMISSION
SEC Building, EDSA,
Mandaluyong, Metro Manila

Attention : MS. JUSTINA F. CALLANGAN
Director

PHILIPPINE STOCK EXCHANGE, INC.
4/F Philippine Stock Exchange Center
Exchange Road, Ortigas Center
Pasig City

Attention : MR. JOSE CERVANTES
Senior Vice-President

MR. JASPER D. ZABALA
Disclosure Analyst

Gentlemen :

Please be advised that Standard and Poor's has released its ratings for Globe Telecom and Globe Telecom's proposed offering of US $ 175 Million senior unsecured notes.

Standard and Poor's has affirmed its previous double 'B' corporate credit rating on Globe. The outlook is stable. It also assigned a double 'B' senior unsecured debt rating to Globe Telecom Inc.'s proposed US $ 175 Million senior unsecured notes.

The proposed US $ 175 Million notes is subject of an earlier disclosure to the SEC and PSE.

We enclose herewith copies of the release of Standard and Poor's, for your reference.

STANDARD &POOR'S	RATINGSDIRECT

OSCAR L. GOMEZ

Research:

Philippine Wireless Provider, Globe Telecom's Proposed US$175 Million Debt Issue Rated 'BB'

Publication date: 18-Mar-2002

Analyst: Yasmin Wirjawan, Singapore (65) 6239-6302; Erly Witoyo, Singapore (65) 6239-6321

SINGAPORE (Standard & Poor's) March 18, 2002--Standard & Poor's today assigned its double-'B' senior unsecured debt rating to Philippines cellular telephone operator, Globe Telecom Inc.'s proposed US$175 million senior unsecured notes. Funds from the issue will be used to finance part of its capital expenditures.

At the same time, Standard & Poor's affirmed its double-'B' corporate credit rating on Globe. The outlook is stable. The ratings on Globe are offset by its aggressive financial profile, high foreign currency risk exposure, and increasing competition in the cellular market, but supported by its strong operating and earnings performance, improving credit profile, and supportive shareholders.

As most of Globe's capital expenditures will be funded by debt, Standard & Poor's expects the company's lease-adjusted debt to capital to increase to 60% in the next two years from 51% in fiscal year 2001, before improving to about 50% in the longer term. The company's free cash flow remained negative in 2001, at Philippine peso (PHP) 12.1 billion (US$237 million), due to high capital spending.

"Despite aggressive capital expenditures commitments of about US$1.2 billion between 2002-2004, Globe's established subscriber base, continued market growth, and further improvement in operating performance are expected to underpin its credit quality, and should provide adequate cushion for debt service in the near- to medium-term," said Standard & Poor's analyst Yasmin Wirjawan.

A complete list of the ratings is available to RatingsDirect subscribers at www.ratingsdirect.com, as well as on Standard & Poor's public Web side at www.standardandpoors.com under Ratings Actions/Newly Released Ratings.

STANDARD &POOR'S | RATINGSDIRECT

Return to Regular Format

Research:

Summary: Globe Telecom Inc.

Publication date: 18-Mar-2002
Analyst: Yasmin Wirjawan, Singapore (65) 6239-6302; Erly Witoyo, Singapore (65) 6239-6321

Credit BB/Stable/-

Rationale

Standard & Poor's affirmed its ratings on Globe Telecom Inc. on March 18, 2002.

The ratings on Globe are constrained by:

- Its aggressive financial profile. With the equity injection from its existing shareholders, Globe's debt-to-capital ratio fell to a manageable 51% in fiscal year 2001, from 58% in 2000. Nevertheless, as most of its capital expenditures will be funded by debt, Standard & Poor's expects Globe's leverage to increase to 60% in the next two years, before improving to about 50% in the longer term. The company's free cash flow remained negative in 2001, at Philippine peso (PHP) 12.1 billion (US$237 million), due to high capital spending. Globe expects to incur capital expenditure of US$1.2 billion for 2002-2004, of which about 55% will be spent on the wireless sector. The company plans to spend about US$651 million in 2002. Standard & Poor's expects the company to start generating positive free cash flows by 2004.
- High foreign currency risk exposure. About 90% of Globe's debt and almost all of its capital expenditures are exposed to foreign currency risk. At Dec. 31, 2001, the company had incurred total capitalized foreign exchange losses of PHP5.9 billion since August 1997 (or 13% of year-end 2001 equity), of which PHP971 million has been amortized. Including the amount of U.S. dollar debt swapped into pesos, about 40% of Globe's existing loans are effectively denominated in pesos. Its foreign exchange exposure is also partly mitigated by its foreign currency linked revenues, which amounted to 23% of the total in 2001.
- Increasing competition in the cellular market. Another player, Digital Telecommunications Philippines Inc. (Digitel), is expected to begin operations in the Philippines this year, and this may increase the industry's competitive environment in the medium term. With Average Revenue Per User (ARPU) on a downward trend, the challenge for Globe will be to find potential alternative sources of revenue, such as the rapidly growing data market.

The rating on Globe reflects the following positive factors:

- Continued strong operating and earnings performance. Consolidated revenues as of Dec. 31, 2001, grew by 76% year-on-year to PHP35.4 billion, while net profit during the same period almost tripled to PHP4.3 billion, supported by strong cellular subscriber growth. Globe's cellular subscriber base almost doubled during 2001 to 4,558,130, largely as a result of a surge in prepaid subscribers.
- Improving credit profile. Lease-adjusted pretax and EBITDA interest covers increased to 2.3x and 3.8x in 2001, from the previous year's level of 1.6x and 2.8x, respectively. Standard & Poor's expects these levels to remain steady in the near to medium term, supported by strong operating performance and costs-cutting initiatives. Cash flow protection measures also improved in 2001, with the ratio of funds from operations (FFO) to total debt at Dec. 31, 2001 increasing to 25.2% from 20.2% the previous year.
- Supportive shareholders. The presence of three major shareholders—Ayala Corp., Singapore Telecommunications Ltd. and Deutsche Telekom AG provide Globe with a greater competitive advantage in capital support, cost efficiency, and technology assistance. The shareholders have injected about US$830 million of equity, of which US$463 million was placed in 2001.

Outlook

Despite aggressive capital expenditures commitments, the company's established subscriber base.

continued market growth, and further improvement in operating performance are expected to underpin Globe's credit quality, and should provide adequate cushion for debt service in the near- to medium-term.

If you have any further questions regarding this matter, please feel free to call on us.

Very truly yours,

ATTY. MA. CARIDAD D. GONZALES
Vice-President
Legal Services Division

GLOBE TELECOM

OSCAR C. GOMEZ
2002 MAR 19 PM 1:25

CM020
GLOBE TELECOM

19 March 2002

SECURITIES AND EXCHANGE COMMISSION
SEC Building, EDSA,
Mandaluyong, Metro Manila

Attention : MS. JUSTINA F. CALLANGAN
Director

PHILIPPINE STOCK EXCHANGE, INC.
4/F Philippine Stock Exchange Center
Exchange Road, Ortigas Center
Pasig City

Attention : MR. JOSE CERVANTES
Senior Vice-President

MR. JASPER D. ZABALA
Disclosure Analyst

Gentlemen :

Please be advised that Moody's Investors Service has assigned a Ba3 rating to Globe Telecom's prospective US $ 175 million senior notes. The ratings outlook is changed to positive from stable.

The proposed offering of US $ 175 Million notes is subject of an earlier disclosure to the SEC and PSE.

We enclose herewith copies of the release of Moody's Investors Service, for your reference.

Globe Telecom Plaza, Pioneer corner Madison Streets, 1552 Mandaluyong City, Philippines
P.O. Box M-073 MPO, Mandaluyong Municipal Bldg., 1501 Mandaluyong City, Philippines
Tel.: (632) 730-2000 • Fax: (632) 739-2000 • Telex: 40199 OPRNS PM

If you have any further questions regarding this matter, please feel free to call on us.

Very truly yours,

ATTY. MA. CARIDAD D. GONZALES
Vice-President
Legal Services Division

OSCAR L. GOMEZ
2002 MAR 19 PM

Hong Kong
Julia Turner
Managing Director
International Group
Moody's Asia Pacific Ltd.
Telephone: 852-2509-0200
Facsimile: 852-2509-0165

Sydney
Charles F. Macgregor
VP - Senior Credit Officer
International Group
Moody's Investors Service Pty Ltd
612 9270 8100

MOODY'S ASSIGNS Ba3 RATING TO GLOBE TELECOM PROPOSED NOTES ISSUE; OUTLOOK CHANGED TO POSITIVE

Approximately US$ 175 Million of Debt Securities Affected.

Sydney, <Rating Date Pending> – Moody's Investors Service today assigned a Ba3 rating to Globe Telecom, Inc.'s (Globe) prospective $175 million senior notes (the Notes), due 2012. The net proceeds from this offering will be utilised to fund capital expenditure for network expansion and general working capital purposes. The ratings outlook is changed to positive from stable reflecting improvements in Globe's profile and less uncertainty in its operating environment. The securities are being sold in privately negotiated transactions pursuant to Rule 144A and Regulation S, without registration under the United States of America's Securities Act of 1933.

The rating recognises the progress that Globe has made in establishing a strong and profitable GSM business, its measured approach to funding this growth, and the benefits of strong support from effective owners. These, following completion of the Isla

Communications (Islacom) merger, include Ayala Corporation (Ayala) at 46.7%, Singapore Telecom (SingTel) at 23.7%, and Deutsche Telekom (DT) at 21.9%. Ayala and SingTel have injected significant capital and technical expertise into the company with Globe forming an important part of both companies' strategic direction. Further capital injections from equity holders are expected in the current year. Increasing barriers to entry into the cellular market given the growth of the two major operators provides more certainty going forward as to cash flows.

The rating also reflects risks associated with Globe's exposure to an inherently volatile regional economy together with the challenges of servicing foreign currency debt obligations with cash flow primarily denominated in a weakening Peso; with continued lack of regulatory certainty, particularly with licencing; and the underlying political and economic uncertainty in the Philippines. Moody's noted that politics in the Philippines have stabilized under President Macapagal-Arroyo, but any deterioration in the political environment could impact Globe's ongoing access to the capital markets, as well as its regulatory environment and prospects for continued growth.

The change in outlook to positive reflects Moody's expectation that Globe will continue to grow with a lessening in risks associated with external factors. The ability of Globe to fundamentally complete its network buildout and establish an ability to reduce debt will be critical to the future direction of the rating.

Globe Telecom, Inc., headquartered in Manila, is a leading provider of telecommunication services in the Philippines.

end

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Globe Telecom Inc.

By:
Name: Delfin C. Gonzalez, Jr.
Title: Chief Financial Officer

Date: April 11, 2002